FOR IMMEDIATE RELEASE

PacNet Appoints New Directors

SINGAPORE, Wednesday, 15 August 2007 – Pacific Internet Limited (Nasdaq: PCNTF) (the “Company”), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced the appointment of Mr William L. Barney, Mr Brett Lay and Ms Grace Guang to its Board of Directors. Their appointments took effect from Monday, 13 August 2007 upon receipt of approval from the Infocomm Development Authority of Singapore.

The three new Directors are nominees of Connect Holdings Limited (“Connect”), the Company’s largest shareholder with 12,126,210 shares, or approximately 87.59 per cent of the issued shares of the Company, as announced by Connect on 12 July 2007. The appointments are a result of Connect seeking Board representation proportionate to their shareholding in the Company.

Mr Barney has nearly 20 years of telecom industry experience spanning the USA and Asia Pacific. He is currently Chief Executive Officer of Hong Kong-based Asia Netcom. Prior to joining Asia Netcom in 2002, Mr Barney was President of Asia Pacific at MCI WorldCom. From 1995 to 1999, Mr Barney served in various senior management roles for Global One in the US and Hong Kong. Mr Barney began his career in AT&T in the US. He holds an MBA (double major in International Finance and Marketing) from Columbia Business School, New York, and a Bachelor of Arts (Hons) degree from Wesleyan University.

Mr Lay, Asia Netcom’s Chief Financial Officer, has over 20 years of financial management and consulting experience in telecom and IT industries across the USA and Asia. Mr Lay was previously Chief Financial Officer for Hong Kong-based Pihana Pacific Inc, a data infrastructure company. Mr Lay began his career with MediaOne Inc, a telco and cable TV company. He holds an Executive Education in Mergers and Acquisitions certification from the Wharton School of Business, Masters of Science in Management and in Finance from the University of Colorado, and a Bachelor of Science in Business Administration from the University of Northern Colorado.

Ms Guang is the General Counsel for Asia Netcom. Prior to joining Asia Netcom in 2005, Ms Guang was a Corporate Associate with Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Ms Guang is admitted to the Singapore Bar, the New York Bar, the Roll of Solicitors of England and Wales and the Hong Kong Bar. She holds a Bachelor of Laws degree from the National University of Singapore and an LLM degree from Columbia University School of Law, New York.

Mr Phey Teck Moh, President and CEO, Pacific Internet limited, said, “We extend a very warm welcome to the new Directors. Each of them will bring to the Company a broad range of expertise and we look forward to their contributions. We are confident that the Board will work with the PacNet management to achieve continued growth while we continue to meet our customers’ needs across the region.”

The three new Directors join the existing Board comprising three Independent Directors — Mr Sajjad Ahmad Akhtar, Mr Stephen William Berger and Dr Neil Robert Jones; President and CEO — Mr Phey Teck Moh and Connect’s nominee — Mr Steven Barry Simpson.

-Ends-

Media, Analyst and Investor Relations Contact:

Bernard Ho
Senior Manager, Group Corporate Communications
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9782 3393
Email: bernard.ho@pacific.net.sg / investor@pacific.net.sg

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The Company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.